UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: January 6, 2009

3

Exhibit 99.1

Vimicro Establishes Joint Venture with TEDA and Expands Surveillance Business

BEIJING, January 06, 2009 /Xinhua-PRNewswire- / — Vimicro International Corporation (Nasdaq: VIMC) (“Vimicro” or the “Company”), a leading fabless semiconductor company that designs advanced mixed-signal multimedia products and solutions, today announced the establishment of Vimicro Electronics Corporation, a joint venture that includes Vimicro, the Administrative Commission of the Tianjin Economic-Technological Development Area (“TEDA”) and a venture capital fund formed by certain members of Vimicro’s management (the “Management Fund”) in Tianjin, China. The new joint venture focuses on the design and sale of digital video surveillance products and further extends Vimicro’s penetration of the fast-growing surveillance market.

Both Vimicro and TEDA each contributed RMB250 million in cash (approximately US$36.8 million) to the joint venture as initial registered capital and each hold close to a 50 percent equity interest in the new entity. The Management Fund holds a nominal equity interest in the joint venture.

“We are pleased with today’s announcement of a joint venture with TEDA, which resulted from Vimicro’s strategic research and development efforts targeted at the fast- growing surveillance market in China,” commented David Tang, Chief Financial Officer of Vimicro. “The domestic Chinese surveillance market is projected to grow 25% annually and will reach US$43.1 billion in 2010. The further expansion of the Company’s presence in the surveillance market represents a significant step for Vimicro going forward.”

Mr. Tang continued, “An increasing number of regional Chinese governments are demanding more sophisticated features and capabilities from surveillance products under the Safe City project. Our turnkey solutions and advanced technology offerings are able to accommodate their needs throughout China. We also anticipate that the implementation of the extensive economic stimulus package by the Chinese government will increase the need for our surveillance products in the coming years. In particular, the structure of the joint venture allows us to benefit from the Chinese government’s purchase plans.”

“This significant event demonstrates Vimicro’s commitment to ongoing technological development and will further expand our growth in promising multimedia sectors, such as the surveillance market as well as personal computing and mobile communications.” Mr. Tang concluded, “During this challenging economic period, our diversified product mix, expanded domestic reach and increased capital resources enable us to consolidate our position in the surveillance market and capitalize on select opportunities in order to strengthen Vimicro’s business prospects in 2009 and beyond.”

About Tianjin Economic-Technological Development Area (“TEDA”)

The establishment of TEDA was approved by the central Chinese government on December 6, 1984. Through the years, TEDA has become one of the country’s most influential centers for high-tech and new industries. TEDA has hosted and cooperated with companies such as Airbus, Motorola, Toyota, Samsung, Coca-Cola, Boeing and Sinopec, among others. TEDA is included in the National Development Strategy and is one of its key beneficiaries in terms of free-market policies, fiscal incentives, capital and credit support, and state monetary injections.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

For further information about Vimicro, please contact:

Investor Contact:

Emilie Deng Investor Relations Manager

Tel: +86-10-6894-8888 x7143

Email: denglifan@vimicro.com

Web: http://www.vimicro.com

Shelton Group

Ryan Bright

Tel: +1-972-239-5119 x159

Email: rbright@sheltongroup.com

SOURCE Vimicro International Corporation